FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

December, 2013

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 26309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, December 17, 2013

Mr. Fernando Coloma C.

Securities and Insurance Superintendent

Santiago, Chile

REF: SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 of Law 18,045 and the provisions of General Norm N° 346 of the Superintendence, and exercising  the powers thus bestowed upon me,  I hereby inform you of an essential event.  Court of Appeals of Concepción, on December 16, admitted a “stay-of-action” letter submitted by several unions and organized workers from small-scale fisheries against the company in the context of an injunction. This injunction was presented in order to stop operations of the Bocamina II thermal facility.

The “stay-of-action” ordered the immediate suspension of the aforementioned power plant, during the time in which the injunction is being processed. Currently, Endesa Chile is analyzing all the courses of action to overturn the suspension measure.

The financial effects related to the suspension of Bocamina II thermal power plant will depend on the suspension length. The magnitude of these effects is currently being assessed by the company.

The Bocamina II thermal power plant is an important asset for the central grid, since it supplements reduced water availability and stabilizes prices in the spot market.

Sincerely,

Joaquín Galindo V.

Chief Executive Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: December 17, 2013